FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BRASIL AGREES TO ACQUIRE PERSONAL LOAN UNIT OF MATONE GROUP

HSBC Bank Brasil S.A., a subsidiary of HSBC Holdings plc, has acquired CrediMatone S.A., the personal loan operation of Banco Matone S.A., for a consideration of R$30 million (approximately US$11 million).

This transaction follows HSBC Bank Brasil's recent acquisition of Valeu and demonstrates the bank's commitment to growing its Brazilian consumer finance business.

CrediMatone offers direct loans as well as loans where borrowers authorise the lender to take repayments directly from their payroll - so called 'consignation' products. HSBC is not acquiring the 'consignation' business.

HSBC will also acquire CrediMatone's network of 47 branches and approximately 300 sales agents. The unit currently has around 60,000 active customers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: November 29, 2004